===============================================================================

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*



                              VALLEN CORPORATION
________________________________________________________________________________
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
________________________________________________________________________________
                         (Title of Class of Securities)


                                   919260109
        _______________________________________________________________
                                (CUSIP Number)

                               LEONARD J. BRUCE
                            13333 NORTHWEST FREEWAY
                             HOUSTON, TEXAS 77040
                                (713) 462-8700
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               NOVEMBER 14, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibit. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================================================

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 919260109
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Leonard J. Bruce  (I.R.S. Identification No. not applicable)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Common Stock  24,747

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Common Stock  3,943,665
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Common Stock  3,968,412

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          Common Stock  0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Common Stock      3,968,412

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12     (See Instructions)

      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Common Stock      55.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

                             (Page 2 of 11 Pages)

===============================================================================

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 919260109
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Bruce Partners, Ltd   I.R.S. Identification No. 76-0600802
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Common Stock  3,943,665

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Common Stock  0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Common Stock  3,943,665

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          Common Stock  0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Common Stock      3,943,665

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12     (See Instructions)

      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Common Stock      54.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------


                             (Page 3 of 11 Pages)

===============================================================================

                                 SCHEDULE 13D
-----------------------
  CUSIP NO. 919260109
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

      Robert W. Bruce  (I.R.S. Identification No. not applicable)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            Common Stock  173

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          Common Stock  4,060,665
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             Common Stock  173

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          Common Stock  117,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      Common Stock      4,060,838

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12     (See Instructions)

      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Common Stock      56.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------


                             (Page 4 of 11 Pages)

                        STATEMENT PURSUANT TO RULE 13D-1
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.    Security and Issuer.

          This Statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $ 0.50 per share (the "Common Stock"), of Vallen Corporation, a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 13333 Northwest Freeway, Houston, Texas 77040.

Item 2.    Identity and Background.

          This Schedule 13D is being filed by (i) Leonard J. Bruce; (ii) Bruce Partners, Ltd. ("BPL"); and (iii) Robert W. Bruce, to report their intent to effectuate a change in control in the Issuer. Leonard J. Bruce, Robert W. Bruce and BPL are sometimes hereinafter collectively referred to as the "Reporting Persons." Collectively, the Reporting Persons own more than 5% of the issued and outstanding Common Stock. The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

          Leonard Bruce's business address is 13333 Northwest Freeway, Houston, Texas 77040. Leonard Bruce was the founder of the Issuer, and owned all the shares of the Issuer at the time of its incorporation. Currently, Leonard Bruce's primary occupation is Chairman of the Board of the Issuer. The Issuer's principal business is the provision of safety products and services, and its principal executive offices are located at 13333 Northwest Freeway, Houston, Texas 77040.

          Robert Bruce is Leonard and Valerie O. Bruce's son. Robert Bruce's business address is at 13333 Northwest Freeway, Houston, Texas 77040. Robert Bruce's primary occupation is director of Vallen Knowledge Systems Group of Vallen Safety Supply Company. Vallen Knowledge Systems Group's principal business is consulting and training in the safety

                              (Page 5 of 11 Pages
area, and its principal executive offices are located at 6825 W. Sam Houston Pkwy. N., Houston, Texas 77041.

          BPL is a limited partnership formed under the laws of the State of Texas. BPL's principal business is the management of certain of the Bruce family assets. Leonard Bruce and Robert Bruce are each both general partners and limited partners of BPL, and Leonard Bruce is the managing general partner. They have joint voting power over the Issuer's Common Stock held by BPL. The address of BPL's principal office is: 13333 Northwest Freeway, Houston, Texas 77040.

          The other general partners of BPL, none of whom has sole or shared power to dispose or direct the disposition of, or vote, or direct the voting of, the Common Stock of the Issuer, are: Valerie Bruce, Christine L. Bruce, Leonard
J. Bruce, Jr., Robin V. Bruce, and Carter M. Bruce. Each of the general partners also owns a limited partnership interest in BPL. Valerie Bruce is the wife of Leonard Bruce. Leonard Bruce, Jr., Robin Bruce, Christine Bruce, and Carter Bruce are the children of Leonard and Valerie Bruce.

          Valerie Bruce is retired. Christine Bruce is a homemaker. Leonard Bruce, Jr., is self-employed attorney with a principal business address of 115 West 5th St., Odessa, TX 79761. Robin Bruce is a registered nurse with St. Luke's Episcopal Hospital, located at Texas Medical Center, 6720 Bertner Ave., Houston, TX, 77030. Carter Bruce is the president of Bruce Builders, a construction company, with a principal business office of 2102 Rickwhinery, Austin, TX 78728.

          During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          All of the natural persons identified in this Item 2 are citizens of the United States of America.

                              (Page 6 of 11 Pages

Item 3.    Source and Amount of Funds or Other Consideration.

          The shares of Common Stock currently owned by Leonard Bruce have been
owned by him continuously since the incorporation of the Issuer.   The shares of
Common Stock beneficially owned by BPL and by Robert Bruce were acquired as a result of joint gifts by Leonard Bruce and his wife, Valerie Bruce.

Item 4.    Purpose of Transaction.

          The Reporting Persons presently intend to vote their shares to effectuate a change in control in the Issuer, and to sell their shares in connection with this change in control.

          The Issuer has entered into an Agreement and Plan of Merger (the "Merger Agreement") with Hagemeyer P.P.S. North America, Inc, a Delaware corporation ("Hagemeyer"), and Shield Acquisition Corp., a Texas corporation and wholly owned subsidiary of Hagemeyer ("SAC"), by which SAC will commerce a cash tender offer for all of the outstanding Common Stock of the Issuer at a cash price of $25.00 per share. Upon completion of the tender offer, SAC would merge with and into the Issuer and any shares of Common Stock would be exchanged for the same $25.00 per share price. As a result, the Issuer would become a wholly owned subsidiary of Hagemeyer. The tender offer and the merger are subject to a number of typical conditions. The Merger Agreement is listed as Exhibit B under
Item 7 hereof and a press release describing the agreement is listed as Exhibit C under Item 7 hereof and both are incorporated into this Item 4 by reference.

          In connection with, and as a condition of, this transaction, Leonard Bruce, BPL and Bruce Interests have entered into a Shareholders' Agreement with Hagemeyer and SAC (the "Shareholders' Agreement"), whereby Leonard Bruce, BPL and Bruce Interests will (i) validly tender and sell their shares of Common Stock in accordance with the terms of SAC's tender offer, as set forth in the Merger Agreement; and (ii) vote their shares of Common Stock in favor of the Merger Agreement and the transactions contemplated thereby. The Shareholders' Agreement is listed as Exhibit D under Item 7 hereof and is incorporated into this Item 4 by reference.

          Except as set forth in this Item 4, at the present time the Reporting Persons do not have any plans or proposals that would relate to any transaction, change or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D form.

                              (Page 7 of 11 Pages

Item 5.   Interest in Securities of the Issuer.

          (a) As of November 14, 1999, the Reporting Persons owned an aggregate of 4,085,590 shares of Common Stock, constituting approximately 56.7% of the 7,210,264 shares of Common Stock stated to be outstanding (including options held by Leonard Bruce to acquire 18,000 shares) as of November 12, 1999 in the Merger Agreement. The number and percentage of shares beneficially owned by each Reporting Person identified in Item 2 of this Schedule 13D are:

                                                                  Percentage of Shares
                                                                     Outstanding on
          Reporting Person                     Shares              November 12 , 1999
-------------------------------------   --------------------   ---------------------------
Leonard Bruce                                      3,968,412                         55.0%
BPL                                                3,943,665                         54.8%
Robert Bruce                                       4,060,838                         56.5%


          (b) Leonard Bruce has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 6,747 shares held directly by him. Leonard Bruce also directly owns employee stock options, granted to him on August 13, 1996, giving him the right him to purchase 18,000 shares of Common Stock at an exercise price of $18.03 per share. Of these 18,000 shares, Leonard Bruce's rights have vested as to 12,000 shares; Leonard Bruce's rights in the remaining 6,000 shares will vest upon a change of control of the Issuer, which event will occur as a result of the transactions contemplated by the Merger Agreement discussed above in Item 4. Upon the exercise of these options, Leonard Bruce would have the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of these 18,000 shares.

          Effective September 21, 1998, Leonard and Valerie Bruce transferred 3,943,665 shares directly owned by them by way of gift to BPL. As a General Partner of BPL, and its sole Managing Partner, Leonard Bruce continues to be the beneficial owner of these shares, and has sole power to dispose or direct the
disposition of the 3,943,665 shares held by BPL.   However,

                              (Page 8 of 11 Pages
under the terms of the BPL Partnership Agreement, Leonard Bruce shares with Robert Bruce the power to vote or direct the vote of the shares held by BPL.

          BPL has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 3,943,665 shares directly owned by it.

          Robert Bruce has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 173 shares held directly owned by him. Under the terms of the BPL Partnership Agreement, Robert Bruce shares with Leonard Bruce the power to vote or direct the vote of the 3,943,665 shares held by BPL. Robert Bruce does not have any power, sole or shared, to dispose or the direct the disposition of the 3,943,665 shares held by BPL.

          Robert Bruce is also a General Partner of, and a twenty percent (20%) owner of, Bruce Interests, a Texas general partnership funded in part with a gift of 117,000 shares of Common Stock by Leonard and Valerie Bruce. Under the terms of the amended partnership agreement, Robert Bruce's power to dispose or direct the disposition of, and power to vote or direct the vote of, the 117,000 shares of Common Stock held by Bruce Interests, is shared with his four siblings--Leonard Bruce, Jr., Robin Bruce, Carter Bruce, and Christine Bruce-- each of whom also owns twenty percent (20%) of Bruce Interests.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.

          The Reporting Persons are parties to the Shareholders' Agreement as described in Item 4 hereof, and incorporated into this Item 6 by reference.

          Except as described in this Item 6, there are no contracts, arrangements, agreements, understandings, or relationships among the Reporting Persons or between a Reporting Person and any other person with respect to any securities of the Issuer.

                              (Page 9 of 11 Pages

Item 7. Material to be Filed as Exhibits.

          Exhibit A. Written agreement relating to the filing of joint statement of acquisition pursuant to Rule 13d-1(k).

          * Exhibit B. Form of Agreement and Plan of Merger dated November 14, 1999, by and among the Issuer, Hagemeyer, and SAC, incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K dated November 16, 1999.

          * Exhibit C. Press release by Issuer dated November 15, 1999 describing the Agreement and Plan of Merger, incorporated by reference to Exhibit 99.2 of the Issuer's Current Report on Form 8-K dated November 16, 1999.

          * Exhibit D. Form of Shareholders' Agreement dated November 14, 1999, by and among Hagemeyer, SAC, Leonard Bruce, BPL and Bruce Interests, incorporated by reference to Exhibit 99.1 of the Issuer's Current Report on Form 8-K dated November 16, 1999.

          * incorporated by reference

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:    November 16, 1999


                              /s/ Leonard J. Bruce
                              --------------------
                              Leonard J. Bruce


                              /s/ Robert W. Bruce
                              -------------------
                              Robert W. Bruce



                              BRUCE PARTNERS, LTD.


                              /s/ Leonard J. Bruce
                              --------------------
                              By: Leonard J. Bruce, Managing General Partner

                              (Page 10 of 11 Pages